EXHIBIT 99.1

Media Advisory dated September 5, 2013, Suncor Energy to present at the 2013 Barclays Capital CEO Energy-Power Conference

Media Advisory

FOR IMMEDIATE RELEASE

Suncor Energy to present at the 2013 Barclays Capital CEO Energy-Power Conference

Calgary, Alberta (Sept. 5, 2013) – Steve Williams, president and chief executive officer of Suncor Energy will present at the Barclays Capital CEO Energy-Power Conference on Wednesday, September 11, 2013 at 11:05 a.m. MT (1:05 p.m. ET).

The webcast link will be available via Suncor’s website at suncor.com/webcasts, or at the following URL, where it will be available for 180 days:

http://cc.talkpoint.com/barc002/091113a_lp/?entity=40_14MGUGM.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy please visit our web site at suncor.com, follow us on Twitter @SuncorEnergy or read our blog, OSQAR.

Investor inquiries:

800-558-9071

invest@suncor.com

Media inquiries:

403-296-4000

media@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
www.suncor.com